EXHIBIT 3(I).1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
DELIVERED 11:32 AM 12/03/2009
FILED 11:28 AM 12/03/2009
SRV 091065007 – 2279234 FILE

CERTIFICATE OF ELIMINATION OF
SERIES D PREFERRED STOCK OF
EASYLINK SERVICES INTERNATIONAL CORPORATION
(Pursuant to Section 151 of the Delaware General Corporation Law)

Easylink Services International Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), acting pursuant to Section 151(g) of the Delaware General Corporation Law (the “DGCL”), does hereby submit this Certificate of Elimination, which shall have the effect of eliminating from the Corporation’s Certificate of Incorporation all matters set forth in the Certificate of Designation referred to below.

The Corporation hereby certifies that the following resolutions were duly and validly adopted by the Corporation’s Board of Directors in a meeting held November 23, 2009:

“WHEREAS, on April 29, 2003, the Corporation filed a Certificate of Designation of Series D Convertible Redeemable Preferred Stock (the “Series D Certificate of Designation”) with the Secretary of State of the State of Delaware pursuant to Section 151(g) of the DGCL;

WHEREAS, no shares of Series D Convertible Redeemable Preferred Stock are outstanding, and no such shares will be issued subject to the Series D Certificate of Designation;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority conferred upon the Board of Directors by the provisions of the Restated Certificate of Incorporation of the Corporation, as amended, and by Section 151(g) of the DGCL, the Board of Directors hereby eliminates the Series D Convertible Redeemable Preferred Stock authorized by the Corporation, none of which is currently outstanding and none of which will be issued in the future, and that all matters set forth in the Series D Certificate of Designation with respect to such Series D Convertible Redeemable Preferred Stock be eliminated from the Restated Certificate of Incorporation of the Corporation;

FURTHER RESOLVED, that the officers of the Corporation are hereby directed to file with the Secretary of State of the State of Delaware a certificate pursuant to Sections 103 and 151(g) of the Delaware Act setting forth these resolutions in order to eliminate from the Corporation’s Restated Certificate of Incorporation all matters set forth in the Series D Certificate of Designation (the “Certificate of Elimination”); and

FURTHER RESOLVED, that the appropriate officers of the Corporation, and each of them, are hereby authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be executed and delivered, for and in the name and on behalf of the Corporation, all such instruments, documents and certificates, as they may deem necessary, appropriate or desirable in order to effect the purposes of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, documents or certificates, as the case may be, by or under the direction of such officers).”

IN WITNESS WHEREOF, the undersigned, being an officer of the Corporation, has executed this Certificate of Elimination on behalf of the Corporation this 3rd day of December, 2009, having been so authorized by the foregoing resolutions of the Corporation’s Board of Directors.

By: /s/ Glen E. Shipley
Name: Glen E. Shipley
Title: Chief Financial Officer